# ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN



[redacted]

07024798

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

**File No. 82-5139**
June 25, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.



SUPPL

CYBIRD Holdings Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of CYBIRD Holdings Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated May 22, 2007 entitled "Notice of Reduction in Additional Paid-in Capital";

2. Press release dated May 28, 2007 entitled "Notice of Policy Regarding Entities that Control the Making of Policy for the Company's Finance and Business and of Measures Against Large Purchases of CYBIRD Shares (Takeover Prevention Plan)";

3. Press release dated May 28, 2007 entitled "Notice of Changes in Representative Directors and Company Officers"; and

4. Press release dated June 6, 2007 entitled "Notice of Correction in Proportional Reduction in Net Assets Reported in Results of Operations for FY2007/3".

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

dw 7/2

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

CYBIRD HOLDINGS JASDAQ

News Release

May 22, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Fujio Komura
Chairman
Contact: Hirosuke Yasuda
Executive Vice President
81-3-5785-6110

# Notice of Reduction in Additional Paid-in Capital

Tokyo, Japan, May 22, 2007 --- CYBIRD Holdings Co., Ltd., announced that in a meeting of the board of directors today, the Company decided to place a resolution as shown below to reduce the additional paid-in capital of the Company on the agenda of the 9th ordinary general meeting of shareholders, scheduled for June 28, 2007.

1. Purpose of Reduction in Additional Paid-In Capital

To cover the loss recorded in the fiscal year ended March 2007, to acquire surplus capital for the payment of dividends, and to enable flexible capital strategies, the Company is reducing the amount of additional paid-in capital in accordance with the provisions of Article 448, Paragraph 1 of the Corporation Law of Japan.

2. Summary of Reduction in Additional Paid-in Capital

Of the total amount of additional paid-in capital of ¥12,045,032,870, the amount of ¥10,669,203,485 is to be transferred to other capital reserves. The amount of remaining additional paid-in capital after the reduction will be ¥1,375,829,385.

3. Schedule for Reduction in Additional Paid-In Capital

| | |
|---|---|
| (1) Date of board of directors meeting | May 22, 2007 (Tuesday) |
| (2) Date of public announcement for creditor claims | May 23, 2007 (Wednesday) |
| (3) End of creditor claim period | June 25, 2007 (Monday) |
| (4) Date of ordinary general meeting of shareholders | June 28, 2007 (Thursday) (Planned) |
| (5) Effective date | June 28, 2007 (Thursday) (Planned) |

4. Outlook

The amount of reduction in additional paid-in capital is a transfer between accounts in the net assets section of the balance sheet. The transaction does not change the amount of net assets and it is not the result of a change in the total number of shares issued or a share buyback.

(End of Document)

CYBIRD HOLDINGS JASDAQ

News Release

May 28, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Fujio Komura
Chairman
Contact: Hirosuke Yasuda
Executive Vice President
81-3-5785-6110

# Notice of Policy Regarding Entities that Control the Making of Policy for the Company's Finance and Business and of Measures Against Large Purchases of CYBIRD Shares (Takeover Prevention Plan)

Tokyo, Japan, May 28, 2007 --- In a meeting of the Board of Directors held today, CYBIRD Holdings Co., Ltd., decided to determine a basic policy for "Entities that control the making of policy on the Company finance and business" as stipulated in Article 127 of the enforcement regulations of the Corporation Law. Because the period of validity of the current Measures Against Large Purchases of CYBIRD Shares (Takeover Prevention Plan), which was introduced based on a resolution approved at the 8th Ordinary General Shareholders Meeting held on June 28, 2006, ends with the conclusion of 9th Ordinary General Shareholders Meeting for the fiscal year ended March 2007 scheduled for June 28, 2007 (hereinafter referred to as the "Ordinary General Shareholders Meeting"), the Board also decided to place a revised version of the current Takeover Prevention Plan on the agenda of the Ordinary General Shareholders Meeting. Contingent on the recognition and approval of the shareholders at the Ordinary General Shareholders Meeting, the Company intends to make the necessary changes to the current Takeover Prevention Plan and continue it (hereinafter, the revised Takeover Prevention Plan will be referred to as the "Plan").

## I. Basic Policy Regarding Entities that Control the Making of Policy for the Company's Finance and Business

The Company believes that even in cases where the board of directors of the targeted company has not approved a takeover bid, if the takeover will lead to efficient use of the targeted company's assets and an increase in corporate value, and shares the interests of shareholders, it should not be obstructed in any way. In addition, as a publicly traded company, shareholders and investors may freely trade the Company's shares. Therefore, the Company believes that the final decision of whether to comply with a takeover is in the hands of shareholders.

However, the possibility exists that a takeover may be damaging to the Company's corporate value or not in the interests of shareholders if the entity intends to carve up the Company and sell off assets following the takeover or is purchasing the shares with only short-term profits in mind.

The Company believes that an entity that controls the making of policy for the Company's finance and business must adequately understand the Company's medium to long-term business vision and source of its corporate value and must be able to increase corporate and shareholder value in the medium- to long-term. Therefore, the Company considers an entity which purchases a large volume of its shares or takes similar actions that will lead to the destruction of corporate or shareholder value to be inappropriate as an entity that controls the making of policy for the Company's finance and business.

## II. Special Measures for the Implementation of Takeover Policy

The CYBIRD Group integrated the businesses of CYBIRD Co., Ltd., and JIMOS CO., LTD. on October 2006, by converting to a holding company structure. Currently, business operations are proceeding as laid out under the Group's medium-to-long term vision which aims to establish a one to only one platform combining the two integrated companies' strengths in mobile communications and human communications. The Group

aims to achieve sustained business growth and strengthen profitability and carry out cash flow oriented management for the purpose of increasing corporate value and acting in the interests of shareholders. The specific strategies involved are 1) provide products and services based on customer preferences, 2) achieve effective Group management that creates business synergies, 3) efficiently allocate business resources based on thorough focus and selection policies, 4) establish a solid business structure that continuously produces earnings, 5) and ensure the transparency and trustworthiness of the Group's business and establish a corporate governance system that will support sustained business growth. These strategies are in line with the basic policy mentioned previously.

III. Details of the Plan (Measures to prevent inappropriate entities as stipulated in the basic policy from controlling financial and business policy of the Company)

1. Necessity of Continuing the Plan

The Group believes that a management team with a view of the future from a long-term perspective enables sustained growth, and in that sense, is in the interests of shareholders and investors. However, as stated in I. above, when the Company faces a takeover that will result in marked destruction of its corporate value or the shared interests of shareholders, if, as the holding company of the Group and a publicly traded company, the Company has no recourse to measures to stave off acquisition attempts that the board of directors does not agree with, then the Company will be limited to passive responses once the acquisition process began. In such cases, the board of directors would not have ample time to adequately determine whether the acquisition would enhance corporate value and the Shared Interests of Shareholders or be able to avoid incurring unnecessary costs.

For the purpose of achieving sustainable growth and constantly enhance its corporate value through its operations, the Company is proposing at the Ordinary General Shareholders Meeting to continue the Plan as an efficient method of protecting the interest of shareholders from counterproductive acquisitions.

2. Details of the Plan

(1) Outline of the Plan

The plan requires that a specified procedure must be followed for the acquisition of or plan to acquire more than a fixed amount of shares of the Company (hereinafter combined as the "Purchase, etc.") and when such an Purchase, etc. does occur without following the procedure or even with following the procedure, the Company may take countermeasures against the Purchase, etc. by making a free distribution of subscription rights to its shareholders when the Acquisition, etc. is judged to be counterproductive to enhancing corporate value and realizing the interests of shareholders.

(i) Procedure for continuing the Plan

To continue the Plan, to reflect the wishes of shareholders, as provided for in Article 11 of the Articles of Incorporation "In addition to a decision by the board of directors, items regarding the free distribution of subscription rights may be decided by a resolution by the general shareholders meeting or by a decision by the board of directors based on the delegation of the decision-making by a resolution by the general shareholders meeting," the Company will propose that decision-making regarding the free distribution of subscription rights subject to the terms set forth in the Plan be delegated to the board of directors by the Ordinary General Meeting of Shareholders.

(ii) Free share distribution of subscription rights

Following approval of (i) above by the shareholders, when a purchaser or entity proposing to purchase (hereinafter combined as "Purchaser, etc.") does not follow the procedures of the Plan in acquiring the Company's shares, if it recognized that there is a danger (for details, see (2) below) that the Purchase, etc. by the Purchaser, etc., may be detrimental to enhancing corporate value and realizing the interests of shareholders., the board of directors may decide to make a free distribution of subscription rights to all shareholders in accordance with Article 277 of the Corporation Law on a date decided by the board of directors with exercise conditions on the subscription rights (for details, see (3) below) (hereinafter referred to as the "Subscription Rights") to the effect that Purchaser, etc. may not exercise the subscription rights.

(iii) Creation of Independent Committee

In deciding whether the free distribution of the Subscription Rights mentioned in (ii) above should be carried out or not, while the final decision shall be that of the board of directors, to avoid making an arbitrary decision, the board of directors shall abide by the Independent Committee Detailed Rules in forming an Independent Committee for that purpose comprised of people outside its management team and follow the objective decision made by the Independent Committee. In order to make said decision, the Independent Committee will request beforehand information regarding the Purchase, etc. from the Purchaser, etc., gather and keep information on the Purchase, etc., for the period of their investigation, and if necessary confer or negotiate directly or indirectly with the Purchaser, etc. Based on the said investigation, the Independent Committee will report to the board of directors whether or not they think the free distribution should be carried out.

The names of the starting members of the Independent Committee that the Company intends for use for the continuation of the Plan are given in Attachment 1.

(iv) Exercise of the Subscription Rights or Acquisition of the Subscription Rights by the Company

In accordance with the Plan, a free distribution of Subscription Rights is made and if all shareholders other than the Purchaser, etc. exercise those Subscription Rights or the Company acquires the Subscription Rights by exchanging its common shares for the Subscription Rights of all shareholders except the Purchaser, etc., there is a possibility that the proportion of the voting rights controlled by the Purchaser, etc. to the total voting rights of the Company will be diluted up to a maximum of 50%.

(2) Procedure for invoking the Plan

(i) Targeted Purchase, etc.

i)Purchaser etc., targeted by the Plan is an entity for whom i) the Total Proportion of Share Ownership[4] of an Owner[1] that owns[2] or will come to own shares, etc.[3] of the Company or

ii) the Total Proportion of Share Ownership[9] of a Public Tender Offeror[5] that owns[6] or will come to own shares, etc.[7] in the Company and the shares, etc. of Special Relationship Entities [8] exceed 20% (hereinafter referred to as a "Specified Shareholder"). In addition, any Purchaser, etc. deemed to be equivalent to a Specified Shareholder by the board of directors.

[1] Owner as stipulated in Article 27-23, Paragraph 1 of the Securities and Exchange Act of Japan. Includes entities deemed Owners under Paragraph 3 of the same Article.

[2] Ownership as stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan. The same applies hereinafter.

[3] Shares, etc. as stipulated in Article 27-23, Paragraph 1 of the Securities and Exchange Act of Japan.

[4] Total Proportion of Share Ownership as stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan.

[5] Public Tender Offeror as stipulated in Article 27-3, Paragraph 2 of the Securities and Exchange Act of Japan. The same applies hereinafter.

[6] Ownership as stipulated in Article 27-2, Paragraph 1 of the Securities and Exchange Act of Japan. The same applies hereinafter.

[7] Shares, etc. as stipulated in Article 27-2, Paragraph 1 of the Securities and Exchange Act of Japan, hereinafter deemed to be the same as in ii) above.

[8] Special Relationship Entities as stipulated in Article 27-2, Paragraph 7 of the Securities and Exchange Act of Japan; provided that entities stipulated in Item 1 of the same Paragraph exclude those entities stipulated in Article 3, Paragraph 1 of the Cabinet Office Ordinance Regarding Disclosure of Public Tender Offers for Securities by Entities Other than Issuers. The same applies hereinafter.

[9] Total Proportion of Share Ownership as stipulated in Article 27-2, Paragraph 8 of the Securities and Exchange Act of Japan.

(ii) Public announcement of Plan and Requirement of Information from Purchaser, etc.

The Company will announce the Plan to Jasdaq Securities Exchange, Inc., and also post the Plan on its Web site (http://www.cybird.co.jp/hc/ir/news/index.html).

A Purchaser, etc. that makes a Purchase, etc. that could be equivalent to the Purchase, etc. stipulated in (i) above shall, with the exception of when the board of directors decides otherwise (the Purchaser, etc.

may Purchase, etc. according to an agreement reached between the Company in advance), prior to the actual Purchase, etc., shall submit a purchase proposal to the Company's board of directors indicating that the Purchaser, etc. pledges to follow the procedures stipulated in the Plan when making a Purchase, etc. and listing the information (hereinafter referred to as the "Necessary Information") necessary for the investigation of the details of the purchase as stipulated in the following items.

Following the reception of the above purchase proposal, the board of directors of the Company shall promptly present it to the Independent Committee. Having received the proposal, if the Independent Committee determines that the Necessary Information is insufficient, the Independent Committee may, after setting an appropriate deadline for a reply, request additional Necessary Information from the Purchaser, etc. In such a case, the Purchaser, etc., must submit the additional Necessary Information before the deadline.

a. Details (including specific names, capital structure, financial details, etc.) on the Purchaser, etc., and its Group (Co-owners, Special Relationship Entities, and (in the case of a fund) partnership members and other organizational members).
b. The purpose, method and details (including the amount of the consideration paid for Purchase, etc. and type of payment, the timing of the Purchase, etc., the transaction scheme, the appropriateness of the method of the Purchase, etc., and the probability, etc., of the execution of the Purchase, etc.) of the Purchase, etc.
c. The basis of the calculation (including facts behind the premise of the calculation and the assumptions, calculation method, numerical information used in the calculation, and the value of the synergies expected from the series of transactions related to the Purchase, etc. and the basis of its calculation, etc.) of the price of the Purchase, etc.
d. The source (provider of the assets (including the name of the actual provider), detailed name, funding method, and details of transactions, etc.) of the assets for the Purchase, etc.
e. The policy for treatment of the CYBIRD Group's management strategies, capital strategies, and dividend policy after the Purchase, etc., and the post-Purchase, etc., policy for treatment of CYBIRD's employees, business partners, customers, and other entities with vested interests in the Company.
f. Other information deemed necessary for the Independent Committee

In the case that it is recognized that the Purchaser, etc., is not following the procedures stipulated by the Plan and has started to make the Purchase, etc., with the exception of the case where there are special circumstances in which it should continue to request the submission of the purchase proposal and the Necessary Information, the Independent Committee in principle, shall follow (v) below in reporting to the board of directors that they should make the free distribution of subscription rights.

(iii) Request for information from the board of directors

In the case that purchase proposal and the additional Necessary Information required by the Independent Committee have been submitted by the Purchaser, etc., the Independent Committee may request the board of directors to provide an opinion and present the underlying documentation, a substitute plan and other information or documentation that the Independent Committee considers necessary within a period determined by the Independent Committee (in principle, a maximum of 60 days).

(iv) Investigative procedures of the Independent Committee

After the Independent Committee has received the Necessary Information from the Purchaser, etc. and (in the case that information and documentation has been requested from the board of directors as in (iii) above) from the board of directors, the Independent Committee shall in principle investigate the details of the Purchase, etc, investigate a substitute proposal by the board of directors and collect and compare the business plans, etc., of the Purchaser, etc., and the board of directors within a period of 60 days if the Purchase, etc., by the said Purchaser, etc., is to be a cash (Japanese yen denomination) only Public Tender Offer and within 90 days for any other method (hereinafter referred to as the "Independent Committee Investigation Period").

In addition, if necessary, the Independent Committee may confer or negotiate directly or indirectly with the Purchaser, etc., in order to gain a proper understanding of the purchase proposal or to request revisions as necessary, carry out its investigations carefully based on a neutral and fair perspective. Furthermore, the

Independent Committee may at the Company's expense, seek the advice of independent third parties (including investment banks, securities companies, financial advisors, lawyers, certified public accountants, and other specialists).

Moreover, through the above procedure, the Independent Committee shall determine whether the purchase proposal by the Purchaser, etc., is complying with the Plan or not. If the purchase proposal by the Purchaser, etc., is complying with the Plan, the Independent Committee shall discuss and decide whether the purchase proposal by the Purchaser, etc., is or is not an abusive acquisition[1], and report to the board of directors whether or not it should make the free distribution of subscription rights.

1 The following are the different types of abusive acquisitions

i an acquisition aiming to require a high repurchase price.

ii an acquisition aiming to purchase important assets, etc. at a cheap price and realize a profit at the expense of CYBIRD.

iii an acquisition planning to use CYBIRD's assets as collateral for debt or the basis for payment of the purchase.

iv an acquisition that sells CYBIRD's assets for a high price, uses the proceeds to pay high dividends for a while to drive up the stock price, then sells off at a high price.

v an acquisition where there is the danger that a two stage acquisition will be forced upon the shareholders, resulting in the shareholders being in effect forced to sell their shares.

vi In addition to the above, an acquisition where it can be objectively and rationally inferred that there is a danger that it will be detrimental to CYBIRD's corporate value and the interests of shareholders to a degree virtually equivalent to the acquisitions stated above and that if no counter action is taken at this point in time, then there will be no way of avoiding the detrimental impact on corporate value and shareholder interest or that such a danger exists.

In the event that the Independent Committee cannot make the above report within the Independent Committee Investigation Period, the Independent Committee may decide to extend the Independent Committee Investigation Period within a reasonable scope for investigation of details of the Purchase, etc., and for conferring and negotiating with the Purchaser, etc. In such a case, the Independent Committee shall promptly disclose this information after extending the period giving the reason for extending the Independent Committee Investigation Period, the extended period and other matters the Independent Committee recognizes as pertinent.

In addition, the Independent Committee shall disclose to shareholders information they decide is appropriate from the facts submitted by the Purchaser, etc., and Necessary Information and other information at a time the Independent Committee deems appropriate.

(v) Recommendations by the Independent Committee

a. When the purchase is not abusive

If the Independent Committee determines that the Purchaser, etc., is complying with the Plan and the Purchase, etc. is not abusive, the Independent Committee shall recommend to the board of directors not to make the free distribution of Subscription Rights no matter whether the Independent Committee Investigation Period is over or not.

However, even if the Independent Committee makes a recommendation not to make the free distribution of Subscription Rights, should the facts surrounding a premise on which the recommendation was made change following the recommendation, the Independent Committee may again recommend to the board of directors whether or not to make the free share distribution of Subscription Rights.

b. When the purchase is abusive

If the Independent Committee determines that the Purchaser, etc., is not complying with the Plan or is complying with the Plan but the Purchase, etc. is abusive, the Independent Committee shall recommend to the board of directors to make the free distribution of Subscription Rights no matter whether the Independent Committee Investigation Period is over or not.

However, even if the Independent Committee makes a recommendation to make the free distribution of Subscription Rights, should the facts surrounding a premise on which the recommendation was made change following the recommendation, the Independent Committee may again recommend to

the board of directors whether or not to make the free share distribution of Subscription Rights.

(vi) The decision to make or not make the free share distribution of Subscription Rights

In accordance with the recommendation by the Independent Committee in (v) above, the board of directors shall decide whether or not to implement the free distribution of Subscription Rights. Upon making said decision, the board of directors shall promptly disclose an outline of said decision and any other matters that they consider appropriate. The Purchaser, etc. must not make a Purchase, etc. during the period of time for which the board of directors of the Company is deciding whether or not to make the free share distribution of Subscription Rights.

(3) Outline of free distribution of Subscription Rights (for details, please refer to 5. below "Outline of Subscription Rights."

(i) Shareholders eligible for allotment

In the decision to make the free distribution of Subscription Rights (hereinafter referred to as the "Free Subscription Right Distribution Decision"), the board of directors shall determine a specific day (hereinafter referred to as the "Distribution Date") on which shareholders or beneficiary shareholders (excluding the Company) entered or registered in the final shareholders register shall be eligible to receive an allotment of one (1) subscription right for each share held.

(ii) Total number of Subscription Rights to be issued

The total number of Subscription Rights to be issued shall be the same number as the number of common shares of the Company issued and outstanding (excluding shares held by the Company) at the end of the Distribution Date.

(iii) The validity date of the free distribution of Subscription Rights

The Distribution Date given in (i) above

(iv) The type and number of shares for which Subscription Rights are to be issued

The type of shares for which Subscription Rights are to be issued shall be the common shares of CYBIRD Co., Ltd. The number of shares for which a Subscription Right is to be issued (hereinafter referred to as the "Conversion Number of Shares") shall be one (1) share, provided that should an adjustment be made in the Conversion Number of Shares, adjustments shall be made accordingly.

(v) Payment on exercise of Subscription Rights

The amount of assets (cash) required for exercise of one (1) Subscription Right (hereinafter referred to as the "Exercise Price") shall be one (1) yen.

(vi) Exercise period of Subscription Rights

The exercise period shall be a period decided in the Free Subscription Right Distribution Decision not to exceed 120 days from the Distribution Date; provided that if the Company acquires Subscription Rights in accordance with (viii) below, the deadline for that acquisition shall be one day before the date of acquisition. If the final day of the exercise period falls on a banking holiday, the final day of the exercise period shall be the following banking day.

(vii) Conditions for exercise of Subscription Rights

Specified Shareholder, Co-owners, and Special Relationship Entities or entities that have acquired the Subscription Rights of the above (excluding entities for which this succession has been approved by the board of directors) or entities that the board of directors has deemed being practically controlled by the above or entities that are cooperating with the above and being practically controlled or entities that the above are cooperating with may not exercise their Subscription Rights.

Under the applying laws, non-residents of Japan who are required to carry out specified procedures to exercise their Subscription Rights, in principle, cannot exercise their Subscription Rights.

(viii) Acquisition of Subscription Rights by the Company

a. Up until the day before the commencing date of the exercise period for the Subscription Rights, the Company may acquire all of the Subscription Rights without cost on a day set by the board of the directors if the board of directors decides that such action is appropriate.

b. Based on a decision by the board of directors in accordance with the provisions of Article 274,

Paragraphs 1 & 2 of the Corporate Law of Japan, during the exercise period for the Subscription Rights stated in (vi) above, the Company may at any time acquire the Subscription Rights of shareholders not prohibited from exercising Subscription Rights under (vii) above by exchanging the Conversion Number of Shares for each Subscription Right on a date determined by the board of directors.

(ix) Exercise of voting rights at Company general shareholders meeting by shareholders who have acquired shares through exercise of Subscription Rights or purchase of Subscription Rights by Company

Shareholders who have acquired shares with voting rights through exercise of Subscription Rights or purchase of Subscription Rights by Company after the record date for voting at a general shareholders meeting is set by the Company may still exercise their voting rights at the general shareholders meeting.

(x) Conditions for transfer of Subscription Rights

Acquiring Subscription Rights through the transfer of those rights requires the approval of the board of directors.

(xi) No issuance of Subscription Rights certificates

The Company shall not issue Subscription Right certificates.

(4) Period of Validity of Plan

Taking into consideration the interests of shareholders, the period for which the decisions regarding the free distribution of Subscription Rights under the Plan are delegated by the Ordinary General Shareholders Meeting (hereinafter referred to as the "Validity Period") shall be one (1) year ending with the conclusion of the ordinary general shareholders meeting for the fiscal year ending March 2008, the same period as the term of office of directors.

(5) Abolishment and Changes in the Plan

Notwithstanding that the Validity Period for the Plan has not ended, in the case that (i) a resolution is passed by a general shareholders meeting of the Company to the effect that the delegation of decision making regarding the free distribution of Subscription Rights under the Plan is rescinded or (ii) a decision is made by the board of directors of the Company to the effect that the Plan has been abolished, the plan shall be abolished at that time. In addition, the board of directors of the Company may during the period of validity of their delegated authority by the Ordinary General Shareholders Meeting amend or change the plan with the approval of the Independent Committee. In the case that the Plan is to be abolished, amended or changed, the board of directors shall promptly disclose a summary of said fact and other matters they recognize as pertinent.

3. Rationality of the Plan

(1) Fully meets the requirements, etc. for guiding principles regarding takeover prevention measures

The Plan fully meets the three basic principles outlined in the "Guidelines Regarding Takeover Prevention Measures to Maintain or Enhance Corporate Value and the Interests of Shareholders" announced by the Ministries of Economy, Trade, and Industry and Justice on May 27, 2005. In addition, the Plan also satisfies the indications of listing system of Jasdaq Securities Exchange, Inc., regarding the introduction of takeover prevention measures.

The Plan was decided on in a meeting of the board of directors held on May 28, 2007 by the unanimous vote of the seven directors, including three outside directors. In the said meeting, the Company's four corporate auditors, including four outside corporate auditors, also approved the Plan on condition that the details of the Plan were carried out properly.

With the passing of the related resolution at the Company's Ordinary General Shareholders Meeting to be held on June 28, 2007, the Plan will become effective on the same day, and remain valid for one (1) year. Furthermore, the Company intends to keep abreast of the trends in related legal decisions and the reaction of public institutions, such as stock exchanges, as well as amendments in the regulations, etc., of the Corporation Law, the Securities and Exchange Act or the stock exchange. If the situation arises where a better plan exists to protect the interests of shareholders, the Company will appropriately take the necessary actions, such as amending or abolishing the Plan or substituting the Plan with another plan.

(2) Plan considers the wishes of shareholders

The Plan is being introduced on condition of approval by the shareholders at the Ordinary General Shareholders Meeting, and the Validity Period is one (1) year from the point of approval, ending at the conclusion of the ordinary general shareholders meeting held for the fiscal year ending within that one year. In addition, the term of office of directors is one (1) year and the Company will be annually confirming the wishes of shareholders regarding the Plan by presenting it as a resolution along with the resolution for election of directors. Furthermore, notwithstanding that the Validity Period for the Plan has not ended, if a resolution is passed by a general shareholders meeting of the Company to the effect that the delegation of decision making regarding the free distribution of Subscription Rights under the Plan is rescinded, the plan shall be abolished at that time. In that sense, the wishes of the shareholders will be reflected in the continuation or discontinuation of the Plan.

(3) Priority given to the decision of highly independent outsiders

In continuing the Plan, to avoid an arbitrary decision by the board of directors, the Company has established an Independent Committee to act as the body to make and objective and practical decisions regarding the invoking and use of the Plan.

The Independent Committee is independent from the management team responsible for the operation of the Company's business. The members shall be at least three (3) learned individuals with no special vested interest in the Company. When an actual Purchase, etc. situation occurs, the Independent Committee, following the steps listed in 2. (2) (iv) to (vi) above, abides by the Independent Committee Detailed Rules, and having determined whether or not the said Purchase, etc., is detrimental to the Company's corporate value or to the interests of shareholders, it reports to the board of directors as to whether the free distribution of Subscription Rights should be made. Based on said report, the board of directors then decides whether or not to make the free distribution of Subscription Rights.

In this manner, the board of directors makes its decision based on the report of the Independent Committee, avoiding making an arbitrary decision to invoke the Plan on its own. In addition, the Independent Committee discloses information regarding its decision to shareholders in a timely manner. These measures establish a scheme whereby the Plan carries out the purpose of the interest of the Company's corporate value and the shareholders.

(4) Establishing efficient and objective conditions

As noted in 2. (2) (iv) to (v) above, if the previously determined efficient and objective conditions are not fulfilled, the Plan is not invoked, establishing a scheme that avoids the board of directors making an arbitrary initiation.

(5) Acquiring the opinions of third-party experts

As indicated in 2. (2) (iv) above, in the case that a Purchaser, etc. emerges, the Independent Committee may at the Company's expense, seek the advice of independent third parties. This process establishes a scheme that more strongly guarantees that the decisions of the Independent Committee will be fair and rational.

(6) Plan is not a dead hand takeover prevention measure

As indicated in 2. (5) (ii) above, the Plan can be abolished at any time by the directors elected at the Company's general shareholders meeting, and even if more than half of the directors are replaced, this action cannot be obstructed. Therefore this is not a so-called dead hand provision.

4. Impact on shareholders and investors

(1) Impact on shareholders and investors upon continuation of Plan

Since a free distribution of Subscription Rights will not be made at the time of the continuation of the Plan, there will be no direct impact on the rights or interests of shareholders or investors.

(2) Impact on shareholders and investors when the free distribution of Subscription Rights is made

Based on its Free Subscription Right Distribution Decision, the board of directors shall determine a Distribution Date on which shareholders shall be eligible to receive without charge an allotment of one (1) subscription right for each share held. Based on the premise that the Subscription Rights will be exercised, there will be no dilution in the value of the shareholders shares.

Of course, if a shareholder does not exercise the Subscription Rights during the Exercise Period, the value of the shares will be diluted due to the exercise of the Subscription Rights by other shareholders; provided that the board of directors may in accordance with the procedure noted in (3) (iii) below acquire the Subscription Rights from shareholders not prohibited from exercising them by the conditions on the Subscription Rights by exchanging them for common shares of the Company. In the event that the Company does carry out this acquisition, the shareholders not prohibited from exercising them by the conditions on the Subscription Rights will receive shares of the Company without having to exercise the Subscription Rights or make cash payment. While the value of individual shares will be diluted, the value of the holdings of the shareholder will not be diluted.

In the case that the Company decides to cancel the free distribution of Subscription Rights or reacquire the Subscription Rights at no cost after it has been decided that shareholders should receive a free distribution of Subscription Rights, there will be no dilution in the value of individual shares. Therefore investors should be cautioned that speculative investment in shares of the Company based on the premise that there will be dilution could result in losses commensurate with the movement in the share price.

(3) Necessary procedures, etc. for shareholders in regard to the free distribution of Subscription Rights

(i) Name transfer procedure

In the event that the board of directors decides to make the free distribution of Subscription Rights, the Company will publicly announce a Distribution Date. Since shareholders or beneficiary shareholders entered or registered in the final shareholders register on the Distribution Date shall be eligible to receive an allotment of Subscription Rights, it will be necessary to shareholders to quickly get the name transfer procedure completed for the shares that they hold by the Distribution Date. For shares certificates being held in trust by the Japan Securities Depository Center, Inc., this name transfer procedure is unnecessary. Shareholders or beneficiary shareholders entered or registered in the final shareholders register on the Distribution Date shall become holders of Subscription Rights without having to make application.

(ii) Procedure for exercise of Subscription Rights

Shareholders or beneficiary shareholders entered or registered in the final shareholders register on the Distribution Date shall, in principle, be sent from the Company a Subscription Right Exercise Request (including the details and number of Subscription Rights to be exercised, the necessary matters regarding the date of exercise of the Subscription Rights, etc., and all declarations, guarantees, compensation clauses, and other pledges regarding the fulfillment of the conditions for exercise of the Subscription Rights by the shareholder in a format specified by the Company) and other necessary documentation for the exercise of the Subscription Rights. Following the free distribution of the Subscription Rights, having submitted the necessary documentation during the Exercise Period and having paid one (1) yen for one (1) Subscription Right to the transfer agent, shareholders will be issued one (1) common share (if an adjustment has been made in the Conversion Number of Shares, the adjusted number shall be used) for one (1) Subscription Right exercised.

(iii) Procedure for acquisition of Subscription Rights by the Company

In the case that the board of directors makes a decision to the effect that they will acquire the Subscription Rights, following legal procedure, the board of directors will set a date on which the Subscription Rights will be acquired. If the Subscription Rights are to be acquired in exchange for common shares of the Company, the exchange shall be carried out promptly. In this event, shareholders may be asked to submit in writing in a format specified by the Company declarations, guarantees, compensation clauses, and other pledges stating that they are not Specified Shareholders, etc.

In addition to the above, the Company shall publicly announce or notify the shareholders of the details of the methods of distribution, name transfer, and exercise and the method of acquisition of Subscription Rights by the Company following the decision to make the free distribution of Subscription Rights. The Company encourages shareholders to confirm the details at that time.

5. Outline of Subscription Rights

Outline of Subscription Rights

1. Shareholders eligible for allotment
Shareholders or beneficiary shareholders (excluding the Company) entered or registered in the final shareholders register on the day publicly announced by the board of directors of the Company (hereinafter referred to as the "Distribution Date,") shall be eligible to receive an allotment of one (1) Subscription Right for each share held.
2. Total number of Subscription Rights to be issued
The number of Subscription Rights to be issued shall be the same number as the number of common shares of the Company issued and outstanding (excluding shares held by the Company) at the end of the Distribution Date.
3. The validity date of the free distribution of Subscription Rights
The validity date shall be a date decided in the board of directors of the Company that decided the free distribution of Subscription Rights.
4. The type and number of shares for which Subscription Rights are to be issued
(i) Type of shares for which Subscription Rights are to be issued
The type of shares for which Subscription Rights are to be issued shall be the common shares of CYBIRD Co., Ltd.
(ii) The number of shares for which a Subscription Right is to be issued
The number of shares for which a Subscription Right is to be issued (hereinafter referred to as the "Conversion Number of Shares") shall be one (1) share, provided that Conversion Number of Shares may be adjusted in accordance with Paragraph 5.
5. Adjustment of the number of shares to be issued for a Subscription Right
(i) Should a stock split or reverse-stock split or a merger or corporate split or share exchange take place following the allotment of the Subscription Rights, the Conversion Number of Shares shall be adjusted appropriately in consideration of the circumstances.
(ii) When the Conversion Number of Shares is being adjusted, the Company shall beforehand notify the holders of Subscription Rights in writing or by a method prescribed in the Articles of Incorporation of the purpose, reason, Conversion Number of Shares before and after adjustment, the date of the adjustment, and other necessary matters; provided that if the notification or public announcement cannot be made by the day before the date of adjustment, it shall be made promptly after the date of adjustment.
6. Issue price of Subscription Rights
Gratis
7. Payment on exercise of Subscription Rights
The amount of assets (cash) required for exercise of one (1) Subscription Right (hereinafter referred to as the "Exercise Price") shall be one (1) yen.
8. Exercise period of Subscription Rights
The exercise period shall be a period decided by the board of directors not to exceed 120 days from the Allotment Date; provided that if the Company acquires Subscription Rights in accordance with Paragraph 10, the deadline for that acquisition shall be one day before the date of acquisition. If the final day of the exercise period falls on a banking holiday, the final day of the exercise period shall be the following banking day.
9. Exercise conditions
(i) In this paragraph, the following words or phrases shall have the meaning as defined below unless otherwise provided for.
a. A "Specified Shareholder" is:
I. a Purchaser, etc. for which the Total Proportion of Share Ownership of an Owner that owns or will come to own shares, etc. of the Company, or
II. a Purchaser, etc. for which the Total Proportion of Share Ownership of a Public Tender Offeror that owns or will come to own shares, etc. in the Company and the shares, etc. of Special Relationship Entities exceeds 20%, with the exception of the following entities:
i. the Company or its subsidiaries (as defined in Article 8, Paragraph 3 of the Regulations on Financial Statement Terminology, Style, and Preparation Methods) or its affiliates (as defined in Article 8, Paragraph

5 of the Regulations on Financial Statement Terminology, Style, and Preparation Methods);

ii. a shareholder that has inadvertently or without intention to gain control over the Company become a Specified Shareholder and that disposes of its Securities within 10 days (provided the board of directors may extend this period) after becoming a Specified Shareholder, thereby losing such designation;

iii. an entity that becomes a Specified Shareholder not of its own volition but because of the acquisition of treasury stock or other reasons (excluding the case where the entity of its own volition begins to acquire Securities in the Company after becoming a Specified Shareholder); and

iv. an entity for which the board of directors deems there to be no concern that the acquisition or Ownership of Securities runs counter to the maximization of corporate value or the realization of the interests of shareholders (the board may at any time determine this point; furthermore, in the event that the board of directors deems that under certain conditions there is no concern that it runs counter to the maximization of corporate value or to the realization of the interests of shareholders, the entity shall be deemed friendly only if those certain conditions are met).

b. "Tender Offeror' is the Offeror and Proposer.

c. "Owner" has the meaning stipulated in Article 27-23, Paragraph 1 of the Securities and Exchange Act of Japan, and includes those recognized as an Owner as provided for in Paragraph 3 of the same Article.

d. "Ownership" has the meaning stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan.

e. "Total Proportion of Share Ownership" has the meaning stipulated in Article 27-23, Paragraph 4 of the Securities and Exchange Act of Japan.

f. "Public Tender Offeror" has the meaning stipulated in Article 27-3, Paragraph 2 of the Securities and Exchange Act of Japan.

g. "Ownership" has the meaning stipulated in Article 27-2, Paragraph 1of the Securities and Exchange Act

h. "Special Relationship Entities" has the meaning stipulated in Article 27-2, Paragraph 7 of the Securities and Exchange Act of Japan; provided that entities stipulated in Item 1 of the same Paragraph exclude those entities stipulated in Article 3, Paragraph 1 of the Cabinet Office Ordinance Regarding Disclosure of Public Tender Offers for Securities by Entities Other than Issuers.

i. "Total Proportion of Share Ownership" has the meaning stipulated in Article 27-2, Paragraph 8 of the Securities and Exchange Act of Japan.

j. "Shares, etc." has the meaning stipulated in Article 27-23, Paragraph 1 of the Securities and Exchange Act; provided that in II. above Shares, etc. shall be as stipulated in Article 27-2, Paragraph 1 of the Securities and Exchange Act.

(ii) The following entities may not exercise Subscription Rights.

Specified Shareholder, Co-owners, and Special Relationship Entities or entities that have acquired the Subscription Rights of the above (excluding entities for which this succession has been approved by the board of directors) or entities that the board of directors has deemed being practically controlled by the above or entities that are cooperating with the above and being practically controlled or entities that the above are cooperating with.

(iii) In the case that under the applying laws a shareholder residing in that jurisdiction will be in violation of or in conflict with the law if he or she exercise the Subscription Rights without performing certain procedures or meeting certain conditions (temporary prohibition of exercise, including requirement of submission of specified documentation, etc.), or both of these requirements (hereinafter referred to as "Local Legal Requirements"), said shareholder will be entitled to exercise the Subscription Rights only if he or she provides evidence that those procedures and conditions have been fully performed or fulfilled; provided that the Company will not be obligated to perform or fulfill any procedures or conditions if the jurisdiction that the shareholder resides in requires the Company to do so before the shareholder may exercise the Subscription Rights. Moreover, in the case where the shareholder residing in that jurisdiction is deemed not to be able to exercise the Subscription Rights under the laws of that country, that shareholder shall not be entitled to exercise the Subscription Rights.

(iv) Notwithstanding the previous (iii), persons residing in the United States of America must:

I Personally declare and certify that they are an accredited investor as defined in Rule 501(a) of the 1933 Securities Law, and

II will only be permitted to exercise the Subscription Rights if they pledge to only to sell the common

shares of the Company acquired as the result of the exercise of the Subscription Rights in regular trading on the exchange of Jasdaq Securities Exchange, Inc.; provided that there are no arrangements or solicitations made for the sale beforehand). CYBIRD will, if required, perform procedures or fulfill conditions under Regulation D of the 1933 Securities Law or the laws of the states of the United States of America if it is deemed necessary in order for the shareholder residing in the United States to exercise the Subscription Rights.

In the case that the board of directors determines that changes in the laws or regulations of the United States have resulted in shareholders residing in the United States not being able to exercise their Subscription Rights even if the conditions of I and II above are met, the shareholders residing the United States will not be able to exercise their Subscription Rights.

(v) If a shareholder possessing the Subscription Rights is not able to exercise those Subscription Rights in accordance with the provisions of items (ii) to (iv) above, CYBIRD shall not be liable for compensation or have any other responsibility to said shareholder.

(vi) Shareholders may not partially exercise a Subscription Right.

10. Acquisition of Subscription Rights by the Company

(i) Up until the day before the commencing date of the exercise period for the Subscription Rights, the Company may acquire all of the Subscription Rights without cost on a day set by the board of the directors if the board of directors decides that such action is appropriate.

(ii) Based on a decision by the board of directors in accordance with the provisions of Article 274, Paragraphs 1 & 2 of the Corporate Law of Japan, during the exercise period for the Subscription Rights stated in Paragraph 8, the Company may at any time acquire the Subscription Rights of shareholders able to exercise Subscription Rights in accordance with Paragraph 9 by exchanging the Conversion Number of Shares for each Subscription Right on a date determined by the board of directors.

11. Exercise of voting rights at Company general shareholders meeting by shareholders who have acquired shares through exercise of Subscription Rights or purchase of Subscription Rights by Company

Shareholders who have acquired shares with voting rights through exercise of Subscription Rights or purchase of Subscription Rights by Company after the record date for voting at a general shareholders meeting is set by the Company may still exercise their voting rights at the general shareholders meeting.

12. Conditions for transfer of Subscription Rights

Acquiring Subscription Rights through the transfer of those rights requires the approval of the board of directors. In the case that the shareholder transferring the Subscription Rights is a shareholder residing outside Japan who for the reasons stipulated in (iii) to (iv) of Paragraph 9 cannot exercise his or her Subscription Rights, the board of directors will decide whether to allow or disallow the transfer base on consideration of the following matters.

(i) The person acquiring the Subscription Rights or a portion of the Subscription Rights of the said shareholder residing outside Japan has submitted a certification document (Declaring and certifying items (ii) to (iv) below, and including compensation clauses and breach of contract penalties) signed or affixed with their seal.

(ii) The entities selling and acquiring the Subscription Rights are not equivalent to entities stipulated in Paragraph 9 (ii).

(iii) The entity acquiring the Subscription Rights does not reside in the said jurisdiction and is not acquiring the Subscription Rights on behalf of the seller.

(iv) The entity acquiring the Subscription Rights is not doing so on behalf of either of the entities provided for in (ii) above.

13. The delivery and its conditions of Subscription Rights in the case of a merger, corporate split, share exchange or share conversion

These matters are to be decided by the board of directors in accordance with their decision regarding the free distribution of Subscription Rights.

14. No issuance of Subscription Rights certificates

The Company shall not issue Subscription Right certificates.

15. Increase in capital stock and capital surplus when shares issued on exercise of Subscription Rights

If common shares of the Company are issued on exercise of Subscription Rights, the increase in capital stock shall be the full amount of the exercise price and there shall be no increase in capital surplus.

16. Method of exercise request and payment of Subscription Rights
    When holders of Subscription Rights wish to exercise those rights, they shall do so by filling in the necessary items in the prescribed exercise request form (including the details and number of Subscription Rights to be exercised, the necessary matters regarding the date of exercise of the Subscription Rights, etc., and all declarations, guarantees, compensation clauses, and other pledges regarding the fulfillment of the conditions for exercise of the Subscription Rights by the shareholder in a format specified by the Company) and affixing their personal seal as well as providing other documentation required for the exercise of the Subscription Rights as necessary including documentation required by the Corporation Law, the Securities Exchange Act, and other related regulations (including the regulations of the Japan Securities Dealer Association and the relevant securities exchange) and other documentation that might be required at the time (hereinafter referred to as the "Attached Documentation"). Said materials shall be submitted to the settlement agent during the period stipulated in Paragraph 8. above and payment made to the settlement agent in an amount equivalent to the total Exercise Price for the shares for which the Subscription Rights are being exercised.
17. Timing of the validity of exercise of Subscription Rights
    The exercise of Subscription Rights shall become valid at the point in time when the exercise request form and Attached Documentation of Paragraph 16 have arrived at the settlement agent's location and the full Exercise Price payment has been made to the settlement agent's designated account.
18. Revisions of laws, etc.
    Should revisions be required in the clauses and items of the Rights Plan due to the enactment of new laws or revisions or abolishment of laws following the free distribution of the Subscription Rights, the meaning of the clauses and items may be practically interpreted in the light of the purpose and content of the new laws, revisions or abolishment.

<Attachment 1>

# Career summaries of candidates of the Independent Committee

The starting members of the Independent Committee for the continuation of the Plan are planned to be the following three people.

Hiroyuki Sawada

Born on October 19, 1953

| | |
|---|---|
| Apr. 1975 | Joined Yamatake Honeywell Co., Ltd. |
| Sep. 1983 | Jointed The Boston Consulting Group K.K. |
| Jan. 1986 | Established Corporate Direction, Inc., serving as director |
| Apr. 1993 | Became non-executive director of Globis Corporation (current) |
| Oct. 1995 | Appointed representative director of Gemini Consulting (Integrated into Booz Allen Hamilton (Japan) Inc. in January 2003) |
| Jan. 2003 | Appointed representative director of Booz Allen Hamilton (Japan) Inc. (current) |
| Apr. 2003 | Appointed non-executive director of GENEX Partners (current) |
| Jun. 2004 | Appointed non-executive director of ARUZE CORP. (current) |
| Jun. 2005 | Appointed outside director of CYBIRD (current) |
| Oct. 2005 | Appointed non-executive director of Revamp Corporation (current) |
| May 2006 | Appointed trustee of International University of Japan(current) |
| Jun. 2006 | Appointed outside director of CYBIRD Investment Partners Inc. (current) |

Masahisa Takeyama

Accountant

Born on March 17, 1958

| | |
|---|---|
| Oct. 1986 | Jointed Tohmatsu Awoki & Sanwa (currently Deloitte Touche Tohmatsu) |
| Aug. 1990 | Registered as certified public accountant |
| Jul. 1992 | Resided at Beijing Office of Deloitte Touche Tohmatsu |
| Oct. 1999 | Appointed outside corporate auditor of CYBIRD (current) |
| Nov. 1999 | Became Head of Takeyama Certified Public and Tax Accountant Office (current) |
| Aug. 2001 | Appointed representative director of Takeyama Accounting Research Institute (current) |
| Jun. 2005 | Appointed non-executive director of Union Soft Corporation (current) |

Yoshiro Saito

Lawyer

Born on December 6, 1958

| | |
|---|---|
| Nov. 1984 | Passed the Japanese Bar Examination |
| Apr. 1985 | Legal Training at the Legal Training and Research Institute of the Supreme Court of Japan (39th Legal Trainee) |
| Apr. 1987 | Joined the Fukuoka Bar Association, registered as lawyer<br>Jointed the Wachi, Tokunaga & Matsuzaki Law Office |
| Aug. 1988 | Became the Tokunaga & Matsuzaki Law Office |
| Apr. 1993 | Became junior partner, office name changed to Tokunaga, Matsuzaki & Saito Law Office |
| Jan. 2005 | Became senior partner of Tokunaga, Matsuzaki & Saito Law Office (current) |
| Apr. 2007 | Appointed deputy chairman of the Fukuoka Bar Association (current) |

<Attachment 2>

**(Reference)  Flow Chart at the Start of Large Purchases of Shares**

## Flow Chart at the Start of Large Purchases of Company Shares


For Purchase, etc. of Shares, etc.of the Company that exceed 20% Ownership, the procedures of the Company's publicly announced Takeover Prevention Plan must be followed.
( If procedure is followed )
(If procedure is not followed)
Submission of purchase proposal by Purchaser, etc.
(As necessary ) the Independent Committee will request additional information from the Purchaser, etc.
( As necessary ) the Independent Committee will request additional information from the board of directors of the Company
Investigation process of Independent Committee
(Is it an abusive purchase?)
· Information collection
· Discussion and negotiations with Purchaser, etc.
· Hearing advice from experts
If any procedure is not observed
Independent Committee Investigation Period
In principle 60 days (cash (yen) only acquisition)
In principle 90 days (Other acquisitions)
Recommendation by Independent Committee to board
Not deemed an abusive purchase
Deemed an abusive purchase
Recommendation by Independent Committee to board
Verified that Purchaser, etc. is ignoring procedures
Measures not implemented
(Decision by shareholders)
Measures implemented by board of directors
(Free share distribution of Subscription Rights)

CYBIRD HOLDINGS

JASDAQ

# News Release

May 28, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Fujio Komura
Chairman
Contact: Hirosuke Yasuda
Executive Vice President
81-3-5785-6110

## Notice of Changes in Representative Directors and Company Officers

Tokyo, Japan, May 28, 2007 — In a meeting of the Board of Directors held today, CYBIRD Holdings Co., Ltd., decided to make the following changes in its representative directors and company officers.
These changes in the Company's officers will become official following their approval in the 9th ordinary general meeting of shareholders scheduled to be held on June 28, 2007.

1. Change in Representative Director (Resignation)

| Name | Current Title |
|---|---|
| Fujio Komura | Chairman |

(1) Reason for change

Following the business integration undertaken by the Company and JIMOS Co., Ltd., on October 1, 2006, the Company has concentrated on building a strong business foundation. Given that a stable business base for the Group now has been established, Chairman Fujio Komura, who was principally overseeing the development of the business structure, plans to resign his position as of the conclusion of the 9th ordinary general meeting of shareholders meeting scheduled for June 28, 2007.

Representative Director and President & Group CEO Kazutomo Robert Hori is scheduled to stand for reelection to his current position.

(2) Scheduled date of change (Resignation)

June 28, 2007

2. Other Changes in Directors

(1) New candidate for director

| Name | New Title | Current Title |
|---|---|---|
| Yosuke Iwai | Director | Executive Vice President |

(2) Resignation of director

| Name | Current Title |
|---|---|
| Shogo Ikeuchi | Director |

Note: The resigning director is an outside director as stipulated in Article 2, Item 15 of the Corporation Law of Japan. He is also concurrently serving as an operating officer of RECRUIT Co., Ltd. The Company has a capital and business alliance with RECRUIT that is not expected to be changed by this resignation.

(3) Candidate for new corporate auditor

| Name | New Title | Current Title |
|---|---|---|
| Toshihiko Aoki | Standing Corporate Auditor | Standing Corporate Auditor of KANTO DENKA KOGYO CO.,LTD. |

Note: The candidate for new corporate auditor is an outside auditor as stipulated in Article 2, Item 16 of the Corporation Law of Japan.

(4) Resigning corporate auditor

| Name | Current Title |
|---|---|
| Jun Utsumi | Standing Corporate Auditor |
| Yusuke Nishimura | Corporate Auditor |

Note: The resigning corporate auditor is an outside auditor as stipulated in Article 2, Item 16 of the Corporation Law of Japan.

3. Scheduled date of changes
June 28, 2007 (At conclusion of 9th ordinary general meeting of shareholders meeting)

(End of Document)

CYBIRD HOLDINGS JASDAQ

News Release

June 6, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Fujio Komura
Chairman
Contact: Hirosuke Yasuda
Executive Vice President
81-3-5785-6110

## Notice of Correction in Proportional Reduction in Net Assets Reported in Results of Operations for FY2007/3

Tokyo, Japan, June 6, 2007 --- CYBIRD Holdings Co., Ltd., today announced the following correction in the proportional reduction in net assets (Note) reported in the Results of Operations for the fiscal year ended March 31, 2007 released on May 22, 2007.

The correction has no impact on the business performance or financial position of the Company for the consolidated fiscal year ended March 2007.

Note: The proportional reduction in net assets as stipulated in Article 61, Paragraph 2, Item 3 of the Corporate Income Tax Enforcement Ordinance.

1. Location of Correction

The location of the correction on the page (table) indicated below is underlined.

2. Correction

Summary Page 3

Results of Operations for FY2007/3

Breakdown of dividend resourced by additional paid-in-capital

(Before correction)

Note: Proportional reduction in net assets of <u>0.0033</u>.

(After correction)

Note: Proportional reduction in net assets of <u>0.003</u>.

End of Document

END